UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
TRANSALTA CORPORATION
(Translation of registrant’s name into English)
Suite 1400, 1100 – 1st Street S.E., Calgary, Alberta, T2G 1B1
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F____ Form 40-F X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Incorporation by Reference
The Notice of Annual Meeting of Shareholders dated March 12, 2026, filed as part of Exhibit 99.1, and the Management Proxy Circular of the Registrant dated March 12, 2026, filed as part of Exhibit 99.2 are hereby filed for the purpose of being and hereby are incorporated by reference into the Registrant’s registration statements filed under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-72454
S-8	333-101470
S-8	333-236894
S-8	333-260935
F-10	333-292019
The Form of Proxy of the Registrant filed as Exhibit 99.3 and the Notice of Availability filed as Exhibit 99.4 are hereby furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation
By:	/s/ Nancy Brennan
Nancy Brennan Executive Vice President, Legal and External Affairs
Date: March 31, 2026

EXHIBIT INDEX

99.1
TransAlta Corporation’s Notice of Annual and Special Meeting of Shareholders dated March 12, 2026, advising that TransAlta Corporation’s Annual Meeting to be held on April 30, 2026, at 11:30 a.m. (Mountain time) will be held in a virtual-only meeting format.

99.2	TransAlta Corporation’s Management Proxy Circular dated March 12, 2026.
99.3	TransAlta Corporation’s Form of Proxy for its 2026 Annual Meeting of Shareholders.
99.4	Notice of Availability of Proxy Materials for TransAlta Corporation’s 2026 Annual Meeting of Shareholders.